May 15, 2017

VIA EDGAR

Mr. Roger Schwall Assistant Director Officer of Natural Resources Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Mail Stop 3561 Washington, D.C. 20549

Re:	The Simply Good Foods Company Registration Statement on Form S-4 Filed April 11, 2017 File No. 333-217244

Dear Mr. Schwall:

This letter sets forth responses of The Simply Good Foods Company (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 8, 2017 with respect to the above-referenced Registration Statement on Form S-4 (File No. 333-217244) (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently filing Amendment No. 1 to the Registration Statement with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Finally, under separate cover, we are supplementally providing to the Staff certain materials requested in your letter dated May 8, 2017.

General

1.	Staff’s comment: Please supplementally provide us with support for certain claims made throughout your registration statement, such as the following:

●	Atkins’ brand has “85% aided brand awareness.” Page 17. Please also revise your disclosure to explain how aided brand awareness is a useful metric;

1 Greenwich Office Park, 2nd Floor, Greenwich, CT 06831 www.centerviewcapital.com

●	“Atkins continues to add new customers, demonstrated by its 9% compound annual increase in its customers over the past five years.” Page 17;
●	“73% of consumers are seeking to lower their carbohydrate intake according to Health Focus International.” Page 17; and
●	“Based on Atkins’ management market research, Atkins believes that the addressable market for its products is expandable from 8 million . . . to approximately 46 million.”

Response: Under separate cover, the Company has supplementally provided the materials used to support the above claims. In addition, in response to the Staff’s comment, the Company has revised the disclosure on page 17 to define “aided brand awareness” and believes it is a good measure of a brand’s strength with consumers.

Questions and Answers About the Proposals for Stockholders, page 5

Q: Will the Company obtain new financing in connection with the Business Combination?, page 6

2.	Staff’s comment: Please file the debt commitment letter as an exhibit. Refer to Item 21(a) of Form S-4 and Item 601(b)(10) of Regulation S-K. In addition, at page 43, please expand your risk factor entitled “Simply Good Foods’ credit facilities will contain financial and other covenants. . .” to specify the material restrictive covenants contemplated by the debt commitment letter. By way of example only, we note that the “maximum total net leverage ratio threshold” and amount of outstanding borrowings at which the covenant applies are not disclosed. Please also tell us when the definitive documents for the loan and credit facility will be available.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 43 to include the material restrictive covenants of the credit facilities. The Company respectfully advises the Staff that the Company intends to finalize the definitive documents for the credit facility prior to effectiveness of the Registration Statement and will file a form of the credit facility documents as an exhibit in a future amendment to the Registration Statement. The Company, therefore, does not believe that the information in the debt commitment letter is useful to investors or required to be filed.

Summary of the Proxy Statement/Prospectus, page 14

Atkins, page 14

3.	Staff’s comment: With respect to any disclosure attributed to information from industry sources or other third-parties such as from Information Resources, Inc., Nielson, Retail Link or Millward Brown presented in your disclosure, please supplementally provide us with the relevant portions of such report or publication. Please tell us whether you commissioned any of the referenced studies.

Response: Under separate cover, the Company has supplementally provided the Staff with the information from industry sources or other third parties to which disclosure is attributed. A portion of the referenced studies were commissioned by the Company and are indicated as such in the supplemental materials.

4.	Staff’s comment: We note your charts titled “~ $600M Brand” and “U.S. Snacking POS Data.” Please revise this presentation to reconcile the sales figures in this chart to the net sales figures contained on page F-17 of the prospectus. Please explain the relation between retail sales and your net sales and why you believe retail sales figures are useful to present along with your consolidated net sales. Please also clarify the following:

●	Any material assumptions in the calculation of the third-party retail sales figures, such as POS data. For instance, does the data only represent a sample, or does this encompass all sales recorded at the point of sale;
●	The relevance of including frozen meals sales for investors evaluating your company, considering the license agreement with Bellisio Foods, Inc. entered into September 2016 appears to cause your net sales attributed to license revenue to substantially diverge from the brand’s frozen meals retail sales;
●	How you calculated International fiscal year 2016 retail net sales of $40M, which is attributed to “Company reported net sales for international” considering your summary of geographic information on page F-37 discloses $27.9M in net sales.

Finally, explain to us why you present figures from a third party rather than those based on your own records.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that retail sales represent the price paid by the end consumer for purchases of finished goods at the point-of-sale, and their value represents the markup that retail businesses apply to the Company’s products. The Company believes that retail sales is a relevant metric because it is the value that consumers see to make purchase decisions between competing brands. The Company has revised the chart on pages 15 and 121 to indicate that the “$600M” figure represents retail sales.

With respect to the first bullet in the Staff’s comment, the third-party retail sales figures used by the Company record virtually all sales at the point-of-sale, but does not cover certain “untracked channels” such as ecommerce sales; there are no material assumptions made in the calculation of this data.

With respect to the second bullet in the Staff’s comment, although the Company receives license revenue for frozen products pursuant to the license agreement with Bellisio Foods, Inc., such frozen products use the Atkins brand and, as such, these products are viewed by consumers as part of the Atkins brand’s size at retail. On a consumer-facing basis, the strength of the Atkins brand includes branded frozen products and, as such, they are included in retail sales for this purpose.

With respect to the third bullet in the Staff’s comment, the Company respectfully advises the Staff that the $27.9M figure presented on page F-37 includes all sales outside of North America, whereas the $40M figure presented in the chart includes sales from Canada as well as other international sales. The Company has revised the chart to indicate that the “international” segment includes Canadian sales.

The Company respectfully advises the Staff that the Company does not track retail sales data. The Company uses and relies upon third-party data on retail sales which is publicly available.

Structure of the Business Combination, page 19

5.	Staff’s comment: Please include post-closings charts to depict scenarios assuming i) no redemption and ii) maximum redemption. The charts should include share information for each class of shareholder (i.e. Sponsor, private placement common shareholders, etc.) and detail the assumptions underlying the provided figures.

Response: In response to the Staff’s comment, the Company has revised the chart on page 20 to include each class of stockholder and its respective percentage ownership, assuming two scenarios; no redemptions and maximum redemptions.

Summary Historical Financial Information of Atkins, page 24

6.	Staff’s comment: We note your presentation of normalized adjusted net sales and EBITDA assumes the frozen meals licensing agreement was in place for all financial statements periods presented. The retrospective application of this arrangement that became effective on September 1, 2016 requires you to adjust for amounts not reflected in your historical financial statements and such does not appear to represent a non-GAAP measure. Please remove these measures from the prospectus.

Response: In response to the Staff’s comment, the Company has revised the pro forma financial statements included in the Registration Statement to include a new column in each period presented to give effect to revenue received under the licensing agreement. In addition, the Company has revised its disclosure throughout the Registration Statement to change references to “Normalized Adjusted Net Sales,” “Normalized Adjusted EBITDA” and “Normalized Adjusted EBITDA margin” to “Atkins Pro Forma Adjusted Net Sales,” “Atkins Pro Forma Adjusted EBITDA” and “Atkins Pro Forma Adjusted EBITDA margin,” respectively. The Company has taken this approach based on tele conferences between the Staff and Christian O. Nagler of Kirkland & Ellis LLP, including on May 10 and May 12, 2017.

7.	Staff’s comment: We note your non-GAAP measure, Adjusted EBITDA excludes management fees and transaction Fees/IPO Readiness costs. Given the historical occurrence of these costs, please explain why you believe their removal reflects a more accurate depiction of your ongoing operations.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that both the management fees and transaction fees/IPO Readiness costs are non-recurring in nature as they relate to the ownership structure prior to the creation of The Simply Good Foods Company.  Specifically, management fees were fees paid to Atkins’ equityholders and will not continue to be paid after the consummation of the Business Combination.  Transaction fees/IPO Readiness costs were costs of either unconsummated sale processes or consulting work to assess opportunities to sell or conduct an initial public offering of Atkins.  Since neither of these costs will be relevant to the ongoing operations of the Company, they have been excluded from the calculation of Adjusted EBITDA.

Risk Factors, page 29

Risks Related to Atkins’ Operations, page 29

All of Atkins’ products must comply with regulations of the Food and Drug Administration ..., page 33

8.	Staff’s comment: You disclose that FDA has not defined nutrient content claims with respect to carbohydrates, but has not objected to the “net carbohydrate” type of information on food labels if the label adequately explains how the terns are used. Please revise to explain your use of the term “net carbohydrates” and also certain of your core ingredients discussed in this risk factor, such as sugar alcohols. We note your use of the term “net carbs” in discussing Atkins’ products on page 121, but we note that term does not appear defined or explained there or elsewhere in the registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 33 to explain the use of the term “net carbohydrates” and other core ingredients. The Company has also revised the disclosure on page 33 to define the term “net carbs.”

Risks Related to the Company and the Business Combination, page 41

Sponsor, directors and officers have a conflict of interest in determining to pursue the acquisition of Atkins..., page 47

9.	Staff’s comment: Please quantify the out-of-pocket expenses incurred by your Sponsor, executive officers, directors, and their respective affiliates as of a recent practicable date.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 47 to delete the risk factor. The Company respectfully advises the Staff that since its out-of-pocket expenses will be reimbursed regardless of whether the Business Combination is consummated, such expense reimbursement does not represent a conflict of interest.

Unaudited Pro Forma Condensed Combined Financial Information, page 56

10.	Staff’s comment: Please present in a tabular format the calculation of Atkin’s 12 Month Ended February 25, 2017 statement of operations information to fully comply with the guidance in Rule 11-02(c)(3) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has updated the Unaudited Pro Forma Condensed Combined Financial Information to reflect the fiscal year end of The Simply Good Foods Company, which will be the last Saturday in August. The Company has also added the following disclosure to Note 1 of the Unaudited Pro Forma Condensed Combined Financial Information to clarify how the financial results of Conyers Park Acquisition Corp. have been determined:

Financial information for Conyers Park for the period from April 20, 2016 (inception) through September 30, 2016 and for the six months ended March 31, 2017 have been used in the preparation of the unaudited pro forma condensed combined income statements for the 52 weeks ended August 27, 2016 and the 26 weeks ended February 25, 2017, respectively. The unaudited pro forma condensed combined income statement for Conyers Park for the six months ended March 31, 2017 was prepared by subtracting the unaudited period from April 20, 2016 (inception) through September 30, 2016 as filed on Form 10-Q from the audited period from April 20, 2016 (inception) through December 31, 2016 as filed on Form 10-K and adding the unaudited three months ended March 31, 2017 as filed on Form 10-Q.

11.	Staff’s comment: We note the frozen meals licensing agreement you entered into in July 2016 will materially impact your net sales and related cost of goods sold. Please tell what consideration you have given to presenting pro forma statement of operations information as if the licensing agreement had been in place for the entire twelve months ended February 25, 2017.

Response: In response to the Staff’s comment, the Company has updated the Unaudited Pro Forma Condensed Combined Financial Information to reflect the fiscal year end of The Simply Good Foods Company, which will be the last Saturday in August. The Company has presented the pro forma impacts of the frozen meals licensing agreement in the “Historical Atkins Pro Forma” column in the unaudited pro forma condensed combined income statements for the 52 weeks ended August 27, 2016 and for the 26 weeks ended February 27, 2016.

12.	Staff’s comment: In a note to the pro forma financial information, please disclose how you calculated the number of shares of common stock outstanding to compute pro forma earnings per share amounts under both scenarios.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that (i) pro forma common stock outstanding assuming no redemptions is equal to 60,562,500 shares and (ii) pro forma common stock outstanding assuming maximum redemptions is equal to 45,562,500 shares. The following disclosure, as revised, is included in the introductory paragraphs to the Unaudited Pro Forma Condensed Combined Financial Information:

Upon closing of the transaction, the Selling Equityholders are receiving cash and 10,250,000 shares of common stock valued at $10 per share, and Conyers Park founders are receiving 10,062,500 shares of common stock valued at $10 per share. Conyers Park’s existing public investors are entitled to receive up to 40,250,000 shares in Simply Good Foods. Conyers Park cannot predict how many of its public stockholders will elect to convert their shares into cash. As a result, it has elected to provide pro forma financial statements under the following two circumstances: (1) no holders of Conyers Park common stock exercise their right to have their shares redeemed upon consummation of the Business Combination and (2) holders of no more than 15,000,000 shares of Conyers Park common stock elect to have their shares converted upon consummation of the Business Combination at a conversion price of approximately $10.00 per share, which represents the maximum redemption amount. The actual results are likely to be in between the results shown, but there can be no assurance that will be the case.

Pro forma earnings per share amounts under both scenarios have been revised to reflect the above.

13.	Staff’s comment: We note that you have utilized $10 price per share for purposes of calculating the fair value of equity to be issued in consideration for the business combination. Please clarify your intentions with regard to updating the purchase price computation based on a more current market price of your public shares prior to effectiveness. Also, include a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in your public shares´ price.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it does not anticipate updating the purchase price computation from $10 per share to a more current market price for our common shares. This represents the redemption price due to Conyers Park Acquisition Corp.’s public stockholders if they elect to redeem their shares for cash. We agree with the Staff that inclusion of a sensitivity analysis is valuable. We believe that a 10% fluctuation in the market price of Conyers Park’s common stock is reasonably possible based on average market volatility. We have included a sensitivity analysis demonstrating the impact of a 10% change in the price of Conyers Park’s common stock to the purchase price and goodwill in Note 3(d).

14.	Staff’s comment: We note your disclosure that Atkins debt will not be assumed or repaid by Conyers Park as part of the business combination. Please clarify, if true, that the debt will be assumed by the selling equityholders.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 64 to indicate that Atkins’ debt will be repaid in connection with the Business Combination.

15.	Staff’s comment: We note prior to closing the business combination you will enter into a tax receivable agreement with Roark Capital Acquisition LLC, a representative of the selling shareholders that will require you to make payments to the selling shareholders for certain tax benefits deemed realized in future periods. Further, we note pro forma adjustment (f) records the liability related to the tax receivable agreement with an offset to Additional paid in capital. Please explain why you do not believe this agreement is part of the business combination, which would require the liability to be reflected as contingent consideration in the purchase price allocation in Note 2 of the pro forma financial statements. Please cite the specific authoritative literature you utilized to support your accounting treatment.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that we do not believe the tax receivable agreement (the “TRA”) is part of the Business Combination because the future payments under the TRA will be made to each Atkins shareholder (defined as those who were pre-Business Combination shareholders) of record immediately prior to the Business Combination in proportion to their respective ownership interests of Atkins immediately prior to the Business Combination. The arrangement is, in substance, the Atkins shareholders collectively agreeing to a future distribution of assets of that entity on a pro rata basis in accordance with their relative ownership interests. Therefore, although the calculation of the TRA liability is based on future events, the Company believes it effectively represents a contingent dividend for accounting purposes and the “declaration date” is the date on which the TRA became effective (i.e., upon consummation of the Business Combination). The Company respectfully submits that it is appropriate for The Simply Good Foods Company to record the offsetting entry from the TRA liability to additional paid-in capital, consistent with the classification of cash dividends. The Company believes this view is supported by FASB Statement of Financial Accounting Concept 6, Elements of Financial Statements (“Concept 6”). Paragraph 67 of Concept 6 states (emphasis added):

Distributions to owners are decreases in equity of a particular business enterprise resulting from transferring assets, rendering services, or incurring liabilities by the enterprise to owners. Distributions to owners decrease ownership interest (or equity) in an enterprise.

16.	Staff’s comment: We note on page 134 you discuss benefits that will be paid out to certain executive officers of Atkins upon a change in control. Please confirm the proposed business combination would represent a change in control per the respective agreements, and if so, tell us whether you have reflected the payments in the pro forma balance sheet.

Response: In response to the Staff’s comment, the Company notes that it has not adjusted the Pro Forma Balance Sheet for payments that will be made to certain executive officers of Atkins upon a change in control as such expenses will be incurred by the Selling Equityholders and not The Simply Good Foods Company. The Company has included a clarification in Note 2 of the Unaudited Pro Forma Condensed Combined Financial Information.

Background of the Business Combination, page 79

17.	Staff’s comment: Please name the individuals who participated in each stage of the discussions and negotiations. By way of example only, we note references to the management teams of Atkins and Conyers Park. Please also disclose the material items discussed at each such meeting or negotiation. By way of example only, please elaborate on the update Conyers Park management gave on the four active discussions regarding potential target businesses at the November 10, 2016 meeting, Atkins’ management presentation of the financial performance of Atkins at the February 15, 2017 meeting, or Conyers Park board’s discussion of how the transaction was valued at the March 29, 2017 meeting.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 85 and 86 to include the names of the individuals who participated in each stage of the discussions and negotiations and the material terms so discussed.

18.	Staff’s comment: Please disclose the size and material attributes of the “more than 20 potential targets” with which Conyers Park initiated contact, and in particular the four that you ended up in active discussions with regarding potential target businesses.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 85 to include the size and material attributes of its potential targets.

19.	Staff’s comment: We note that Conyers Park submitted a non-binding bid of $750 million based on its estimate of company EBITDA of $75 million. Please expand this disclosure to describe how the board of directors arrived at this EBITDA estimate and why the board of directors chose that metric.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 85 to describe how the board of directors arrived at the EBITDA estimate and why it chose EBITDA as the salient metric.

20.	Staff’s comment: We note your disclosure regarding Conyers Park’s proposed $700 million purchase price plus additional contingent consideration, the increase of this offer by $9 million and agreement to pay another $21 million, and the agreement of the parties on a purchase price of $730 million. Please revise your disclosure to clarify the “additional contingent consideration” of the first offer, why Conyers Park increased its offers, how Conyers Park determined the structure and value of its offers, and how Atkins responded to each offer.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 85 and 86 to describe why Conyers Park increased its offers, how Conyers Park determined the structure and value of its offers, and how Atkins responded to each offer. The Company has deleted the reference to “additional contingent consideration.”

21.	Staff’s comment: We note your disclosure regarding negotiation of the terms of the Merger Agreement, Tax Receivable Agreement, and Investor Rights Agreement. Please expand your disclosure to identify the material terms negotiated in these agreements and discuss briefly how the various identified issues were resolved, including any material concessions the parties made to move toward a final agreement. In that regard, we note that Kirkland & Ellis LLP sent comments to the Merger Agreement to King & Spalding LLP on March 1, 2017 and the parties exchanged drafts of these documents throughout March. In addition, please clarify the “remaining business issues” resolved in the April 2, 2017 conference call.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 86 and 87 to discuss the material terms negotiated and the course of negotiation of the referenced agreements.

22.	Staff’s comment: Please clarify if the Conyers Park board approved the merger and all transactions contemplated thereby, including the related private placement financing and debt commitment negotiated after the board gave its approval to the merger agreement on April 3, 2017.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 87 to indicate that the board approved the entry into all of the transactions contemplated by the Business Combination, including the private placement and debt financing, at its April 3, 2017 meeting.

The Company’s Board of Directors’ Reasons for the Approval of the Business Combination, page 82

23.	Staff’s comment: We note that the board of directors of Conyers Park reviewed “research on comparable companies and transactions within the consumer sector” and reports prepared by “external advisors.” Please identify the comparable companies, comparable transactions, and external advisors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 87 to identify the comparable companies, comparable transactions and its external advisors.

24.	Staff’s comment: Please elaborate on the financial and valuation analysis conducted and the detailed independent financial model created.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 87 to describe the analyses conducted by Conyers Park.

25.	Staff’s comment: Please expand your disclosure regarding the negative factors considered by Conyers Park’s board of directors. In this regard, we note your reference to the Risk Factors section. In addition, please disclose whether the board of directors gave consideration to the net loss that Atkins recorded in a recent fiscal period.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 89 to include a discussion of the negative factors considered by the Conyers Park board in evaluating the transaction. The Company respectfully advises the Staff that although the board of directors was aware of the net loss that Atkins recorded in a recent fiscal period, this net loss was based on the existing capital structure of Atkins at that point in time, which will not be relevant to potential investors in the post-combination company.

Material U.S. Federal Income Tax Considerations to Conyers Park Common Stockholders and Warrant Holders, page 87

Tax Consequences of the Parent Merger, page 90

26.	Staff’s comment: We note your disclosure that you believe this transaction should not be taxable. Please provide a tax opinion as an exhibit or tell us why such opinion is not required. Refer to Item 601(b)(8) of Regulation S-K and Section III.A.2. of Staff Legal Bulletin No. 19, which is available on our website.

Response: In response to the Staff's comment, the Company notes that the disclosure regarding whether or not the "Parent Merger" is taxable addresses the tax position the Company intends to take, but is not a representation as to the tax consequences. Therefore, the Company believes that pursuant to Section III.A.2 of Staff Legal Bulletin No. 19, a tax opinion is not required.

Information About Atkins, page 116

27.	Staff’s comment: We note that Atkins Nutritionals emerged from bankruptcy in 2006. Please tell us what consideration you gave to disclosing the nature and results of this bankruptcy here and in your discussion of Atkins beginning at page 14. Refer to Item 101(a) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 89 and 132 to include information regarding Atkins history and prior bankruptcy.

Executive Officers, page 128

28.	Staff’s comment: Please revise the biographies of Shaun P. Mara, Annita M. Menogan, and Timothy A. Matthews to clarify their business experience over the past five years, including the dates of employment. Refer to Item 401(e)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the disclosure on page 133 has been revised to clarify the identified individual’s business experience during the past five years.

Atkins Executive Compensation, page 129

Employment Agreements, page 129

29.	Staff’s comment: Please file your employment agreement with Mr. Scalzo, severance agreement with Mr. Mara, and employment letter with Mr. Parker. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has filed the referenced employment agreements as Exhibits 10.5 through 10.8 to the Registration Statement.

Performance-Based Cash Incentive Compensation, page 131

30.	Staff’s comment: Please disclose your sales growth and EBITDA targets and the amounts achieved. Refer to Item 402(b)(2)(v) of Regulation S-K. Alternatively, please provide us supplementally with a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for your conclusion that disclosure of the targets will cause you competitive harm. Refer to Question 118.04 of Compliance & Disclosure Interpretations, Regulation S-K, which is available on our website.

Response: The Company acknowledges the Staff’s comment and confirms that its corporate targets under the 2016 Incentive Plan applicable to the named executive officers have not been disclosed in reliance on Instruction 4 to Item 402(b) of Regulation S-K.  The Company respectfully submits that it believes such disclosure would result in competitive harm and that disclosure of such targets is not necessary for an understanding of the compensation of the Company’s named executive officers. The Company operates in a highly competitive marketplace.  The targets for the named executive officers, when analyzed together with other information available about the Company, reveal sensitive information about the Company’s strategy. Competitors would be able to gain insights into our profitability and efficiency strategies as many of our competitors are not publicly traded and similarly not subject to the same disclosure requirements as the Company.

Atkins’ Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 137

31.	Staff’s comment: When you attribute changes in significant items to more than one factor or element, please quantify the impact of each factor or element. For example, on page 140 you state the decrease in cost of goods sold for the 26-week period ended February 25, 2017 (unaudited) compared to the 26-week period ended February 27, 2016 was principally due to the licensing of Atkins’ frozen meals and the elimination of the related cost of goods sold but was partially offset by an increase in cost of goods sold due to the increase in net sales from its snacking business and the acquisition of Wellness Foods to the portfolio. Please refer to Item 303(a)(3) of Regulation S-K, FRC Section 501.04 for further guidance.

Response: In response to the Staff’s comment, the Company has generally revised the disclosure throughout the section entitled “Atkins’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” to quantify the impact of each factor or element when changes described are attributed to more than one factor or element throughout.

Comparison of Results for the 26-Week Period Ended February 25, 2017 and February 27, 2016, page 140

Net sales, page 140

32.	Staff’s comment: We note that the $10.1 million increase in net sales on snacking products was primarily due to an increase in consumer consumption of snacking products at retail of $11.7 million, or 7%. Please clarify how your consolidated net revenue is directly impacted by sales occurring at retail and revise as necessary throughout your filing. Lastly, revise your revenue discussions to identify (and quantify) changes resulting from demand, prices and other factors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 146, 148, 150 and 152 to clarify and quantify the factors driving changes in revenue, and has removed the concept of sales occurring at retail from its discussion of net sales.

Management and Board of Directors After the Business Combination, page 155

Management and Board of Directors, page 155

33.	Staff’s comment: We note your disclosure regarding who will serve as directors of the post-combination company. Please file all consents required by Securities Act Rule 438.

Response: In response to the Staff’s comment, the Company has filed the consents required by Rule 438 as Exhibits 99.2 through 99.7 to the Registration Statement.

In addition, the Company hereby acknowledges that the Company and its management are responsible for the accuracy and adequacy of the disclosures in the Registration Statement, notwithstanding any review, comments, action or absence of action by the Staff.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660.

Sincerely,

/s/ David J. West
David J. West

Via E-mail:

cc:	Christian O. Nagler

Kirkland & Ellis LLP